                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           -------------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT No. 4)

                           -------------------------

                           ARVIDA/JMB PARTNERS, L.P.
                         a Delaware Limited Partnership
                           (Name of Subject Company)

                        RALEIGH CAPITAL ASSOCIATES L.P.
                                RALEIGH GP CORP.
                            ROCKLAND PARTNERS, INC.
                                ZEPHYR PARTNERS
                                    (Bidder)

          LIMITED PARTNERSHIP INTERESTS AND ASSIGNEE INTERESTS THEREIN
                                (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)

                           -------------------------

       Michael L. Ashner                                     Copy to:
Raleigh Capital Associates L.P.                           Mark I. Fisher
    100 Jericho Quadrangle                               Todd J. Emmerman
           Suite 214                                   Rosenman & Colin LLP
 Jericho, New York  11735-2717                          575 Madison Avenue
        (516) 822-0022                             New York, New York 10022-2585
                                                          (212) 940-8800

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

            Transaction                             Amount of
            Valuation*                              Filing Fee
            -----------                             ----------
            $50,000,000                             $10,000.00

         *For purposes of calculating the filing fee only. This amount assumes the purchase of 100,000 Limited Partnership Interests and Assignee Interests Therein ("Units") of the subject company for $500 per Unit in cash.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:   $10,000.00       Filing Party: Raleigh Capital Associates L.P.
                          ----------                     -------------------------------

Form or registration no.:  Schedule 14D-1  Date Filed:  October 17, 1996
                           --------------               -----------------




                        (Continued on following pages)
                             (Page 1 of 8 Pages)

CUSIP No.:  N/A                     14D-1                      Page 2 of 8 Pages

--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        RALEIGH CAPITAL ASSOCIATES L.P.

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  [x]

                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        AF; WC

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        Delaware

--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,342 Units

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        PN

CUSIP No.:  N/A                      14D-1                     Page 3 of 8 Pages

--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        RALEIGH GP CORP.

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  [X]

                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3.     SEC Use Only




--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        N/A

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        Delaware

--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,342 Units*

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        CO

-----------------------

* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

CUSIP No.:  N/A                     14D-1                      Page 4 of 8 Pages

--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        ROCKLAND PARTNERS, INC.

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  [X]

                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3.     SEC Use Only




--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        N/A

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        Delaware

--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,347 Units*

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        CO

-------------------

* Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 80,342 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

CUSIP No.:  N/A                     14D-1                      Page 5 of 8 Pages

--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        ZEPHYR PARTNERS

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  [X]

                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3.     SEC Use Only




--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        N/A

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        New York

--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,342 Units*

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        PN

-------------------

* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

                      AMENDMENT NO. 4 TO SCHEDULE 14D-1

         This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on October 17, 1996 by Raleigh Capital Associates L.P., a Delaware limited partnership (the "Purchaser"), as amended by Amendment Nos. 1, 2 and 3 thereto (the "Schedule 14D-1"), relating to the tender offer by the Purchaser to purchase up to 100,000 of the outstanding limited partnership interests and assignee interests therein ("Units") of Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $500 per Unit (the "Purchase Price"), less the amount of any distributions declared or made with respect to the Units between October 17, 1996 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated October 17, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal, as each has been or may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


Item 10.         Additional Information.

                 Item 10(f) is hereby amended as follows:

                 The information set forth in the press release attached hereto as Exhibit 99.(a)(9) is incorporated herein by reference.

Item 11.         Material to be Filed as Exhibits.

                 Item 11 is hereby supplemented by adding the following, a copy of which is attached hereto as Exhibit:

                 99.(a)(9)   Press Release dated December 9, 1996.

                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 1996

                                        RALEIGH CAPITAL ASSOCIATES L.P.
                                        By: Raleigh GP Corp., General Partner



                                            By:  /s/Peter Braverman
                                                 -------------------------------
                                            Name:   Peter Braverman
                                            Title:  Vice President

                                        By: ROCKLAND PARTNERS, INC.,
                                            General Partner


                                            By:  /s/Jonathan H. Paul
                                                 -------------------------------
                                            Name:   Jonathan H. Paul
                                            Title:  Vice President

                                        By: ZEPHYR PARTNERS
                                            By:  GP Aeolus Inc., General Partner


                                            By:  /s/Edward Mattner
                                                 -------------------------------
                                            Name:   Edward Mattner
                                            Title:  Vice President

                                            By:  AREHGP INC., General Partner


                                            By:  /s/John Saldarelli
                                                 -------------------------------
                                            Name:   John Saldarelli
                                            Title:  President

                                        RALEIGH GP CORP.


                                        By:  /s/Peter Braverman
                                             -----------------------------------
                                        Name:   Peter Braverman
                                        Title:  Vice President



           [Amendment No. 4 to Schedule 14D-1 dated December 9, 1996]

                                   Signatures

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 1996

                                        ROCKLAND PARTNERS, INC.

                                        By:  /s/Jonathan H. Paul
                                             -----------------------------------
                                        Name:   Jonathan H. Paul
                                        Title:  Vice President

                                        ZEPHYR PARTNERS
                                        By:   GP Aeolus Inc., General Partner


                                        By:  /s/Edward Mattner
                                             -----------------------------------
                                        Name:   Edward Mattner
                                        Title:  Vice President

                                        By:   AREHGP INC., General Partner


                                        By:  /s/John Saldarelli
                                             -----------------------------------
                                        Name:   John Saldarelli
                                        Title:  President


           [Amendment No. 4 to Schedule 14D-1 dated December 9, 1996]

                                 Exhibit Index

                                                                 Sequentially
Exhibit No.     Description                                      Numbered Page
-----------     -----------                                      -------------
99.(a)(9)       Press Release dated December 9, 1996